GIOVANNI CARUSO Partner
345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

March 14, 2022

Jim Lopez

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Embrace Change Acquisition Corp.

Amendment No. 4 Registration Statement on Form S-1

Filed on March 3, 2022

File No. 333-258221

Dear Mr. Lopez:

On behalf of our client, Embrace Change Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated March 9, 2022 (the “Staff’s Letter”) regarding the Company’s Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amendment No. 5”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 5, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles    New York    Chicago    Nashville    Washington, DC    San Francisco    Beijing    Hong Kong    www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Jim Lopez U.S. Securities & Exchange Commission March 14, 2022 Page 2

Form S-1/A filed March 3, 2022

General

1.

We note your revised disclosure. Please revise the disclaimer where you address an entity or business “with its principal or a majority of its business operations” to also include an entity or business “based in” the PRC, including Hong Kong and Macau.

Response: The Company has revised the disclaimer so it also includes an entity or business “based in” the PRC, including Hong Kong and Macau. The updated disclosure reads as “we will not consider or undertake a business combination with an entity or business based in, or with its principal or a majority of its business operations (either directly or through any subsidiaries) in, the People’s Republic of China (including Hong Kong and Macau), and, for the avoidance of doubt, we will not enter into an agreement for, or consummate our initial business combination with, such an entity or business, or consummate our initial business combination in circumstances where we are the counterparty to a VIE or other arrangement with a China-based entity.”

2.	Please revise to file the agreement with ARC Group Limited and revise where appropriate to disclose the material terms.

Response: The Company has advised that (1) while ARC Group Limited (“ARC”) is the financial advisor of the Company’s sponsor and signed an financial advisory agreement with the Company’s sponsor, it is not the Company’s financial advisor, and the Company has not signed any agreement with ARC, and (2) other than the Administrative Support Agreement that the Company filed as exhibit 10.6 to the Registration Statement, the Company has not entered into, and does not plan to enter into, any agreement with ARC. The disclosure on the prospectus summary, pages 73, 101 and F-13 of Amendment No. 5 has been revised accordingly.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso

Partner